Exhibit 99.1

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

January 31, 2013

The Board of Directors

Sunnyside Federal Savings and Loan Association

56 Main Street

Irvington, New York 10533

Re:  Conversion Valuation Agreement

Attn:  Timothy D. Sullivan

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Sunnyside Federal Savings & Loan Association (hereinafter referred to as “Sunnyside Federal”), relating to the mutual to stock conversion of Sunnyside Federal and stock offering (“the “Stock Offering”) of Sunnyside Federal.  KELLER will provide a pro forma valuation of the market value of the shares of Sunnyside Federal to be sold in connection with the standard conversion.

KELLER is a national financial consulting firm that primarily serves the financial institution industry.  KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies.  KELLER is an approved conversion appraiser for filings with the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Board (“FRB”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations.  Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offering, second stage conversions and conversions involving foundations.

KELLER agrees to prepare the conversion appraisal in the format required by the OCC in a timely manner for prompt filing with the OCC.  KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

The appraisal report will provide a detailed description of Sunnyside Federal, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications.  The appraisal will include a description of Sunnyside Federal’s market area, including both economic and demographic characteristics and trends.  An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Sunnyside Federal with the comparable group and recognizing the risk related to an initial public offering.

In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements.  Among other factors, KELLER will also consider the following:  the present and projected operating results and financial condition of Sunnyside Federal; the economic and demographic conditions in Sunnyside Federal’s existing marketing area; pertinent historical financial and other information relating to Sunnyside Federal; a comparative evaluation of the operating and financial statistics of Sunnyside Federal with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Sunnyside Federal’s capital position and earnings potential; Sunnyside Federal’s proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities.  In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Sunnyside Federal, and will not independently value the assets or liabilities of Sunnyside Federal in order to prepare the appraisal.

Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of Sunnyside Federal to review the content of the appraisal, the format and the assumptions.  A written appraisal summary will be provided to each board member as a part of the overall presentation.

For its services in making this appraisal, KELLER’s fee will be $27,000 including one final valuation update, plus out-of-pocket expenses not to exceed $2,000, for travel, copying, binding, etc.  Any additional valuation updates will be subject to an additional fee of $2,000 each.  Upon the acceptance of this proposal, KELLER shall be paid a retainer of $5,000 to be applied to the total appraisal fee of $27,000, the balance of which will be payable at the time of the completion of the appraisal.  Any appraisal valuation update is not a mandatory requirement but can be requested by regulators.  Excluding such a request by regulators or completed voluntarily in response to changes in the market prices of thrifts, our total fee will be $27,000, including one final valuation update, which will be required.

Sunnyside Federal agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Sunnyside Federal or by an intentional omission by Sunnyside Federal to state a material fact in the information, provided, however, Sunnyside Federal shall not be obligated to indemnify KELLER for any loss, cost or expense attributable to the negligence, bad faith or willful misconduct of KELLER or its employees or agents or to the extent such loss, cost or expense was due to a breach of this agreement by KELLER.

KELLER agrees to indemnify Sunnyside Federal and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller
President

SUNNYSIDE FEDERAL SAVINGS & LOAN ASSOCIATION

By:	/s/ Timothy D. Sullivan
Timothy D. Sullivan
Chief Executive Officer

Date: January 31, 2013